Exhibit 21.1
SUBSIDIARIES OF
SLM CORPORATION

Incorporation	Jurisdiction of Name
Sallie Mae Bank	Utah

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of SLM Corporation are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.